SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            INTERACTIVE NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Common Stock No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45837P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Daniel O'Rourke, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 4, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                                            (Page 1 of 11 Pages)

CUSIP No. 45837P108               SCHEDULE 13D                Page 2 of 11 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Thomas T.M. Donaher  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               10,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than .1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 3 of 11 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Peter B. Fritzsche  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               10,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than .1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 4 of 11 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       David B. Lockton  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              2,759,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               2,759,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,759,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 5 of 11 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       N. Ann McArtor  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               10,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than .1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 6 of 11 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Robert J. Regan  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               10,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than .1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 7 of 11 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Jerome Rubin  SSN: ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              240,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               240,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        240,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 8 of 11 Pages


Item 1.   Security and Issuer.
          -------------------

         This Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock"), of Interactive Network, Inc. ("IN" or the "Company"), a corporation organized under the laws of the State of California. The principal executive offices of the Company are located at 1161 Old County Road, Belmont, California 94002.

Item 2.   Identity and Background.
          -----------------------

          (a) - (c) This Amendment No. 1 to Schedule 13D originally filed by David B. Lockton is filed on behalf of the members of the Committee to Revitalize Interactive Network, Inc. who in addition to Mr. Lockton are Thomas T.M. Donaher, Peter B. Fritzsche, N. Ann McArtor, Robert J. Regan and Jerome Rubin. All members of the Committee may be reached c/o of David B. Lockton at 9 Miramonte Road, Carmel Valley, California 93942. Mr. Lockton is currently a director of the Company and is otherwise not presently employed. The current employment of the other members of the Committee are as set forth in Appendix A.

          (d) During the past five years, no member of the Committee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Committee has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each member of the Committee is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of the funds used by Mr. Lockton to purchase shares of Common Stock owned by him listed in Item 5(a) was personal funds. The amount of the funds used to purchase such shares aggregated approximately $150,000 and a transfer of intellectual property. The other members of the Committee also used personal funds in each case being approximately $1,000, except for Mr. Rubin who paid approximately $70,000 for the shares he owns.

                                  SCHEDULE 13D
CUSIP No. 45837P108                                           Page 9 of 11 Pages


Item 4.   Purpose of Transaction.
          ----------------------

          The shares of Common Stock owned by Mr. Lockton and the other members of the Committee were acquired for the purpose of investment. The members of the Committee intend to participate in calling a special shareholder meeting of the Company for the purposes of electing directors and amending the by-laws of the Company as described in the copy of a preliminary proxy statement attached hereto as Appendix A.

          Except as described in this Item 4, the Committee has not formulated any plans or proposals which relate to or would result in:

               (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

               (c) a sale or transfer of a material amount of assets of the Company;

               (d) any material change in the present capitalization or dividend policy of the Company;

               (e) any other material change in the Company's business or corporate structure;

               (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

               (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (h) any action similar to any of those enumerated above.

          Each member of the Committee will review his or her investment in the Company from time to time and reserves the right to take or not to take any action he or she deems to be in his best interest or to change his or her intention as set forth in this Item 4.

                                  SCHEDULE 13D
CUSIP No. 45837P108                                          Page 10 of 11 Pages


Item 5.   Interest in the Securities of the Issuer.
          ----------------------------------------

          (a) As of December 4, 1998, based upon the last shareholder list available to the Committee, there were 30,840,441 shares of Common Stock outstanding. The percentages set forth in this Item 5(a) were derived using such number with, where applicable, presently exercisable options added thereto.

          Each member of the Committee is the beneficial owner of shares of Common Stock as shown in Appendix A attached hereto.

          (b) Each member of the Committee has sole power to vote and to dispose of the shares of Common Stock owned by him or her.

          (c) During the last sixty days, no member of the Committee has effected any purchases of shares of Common Stock.

          (d) No person other than each member of the Committee, respectively, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by him or her.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          No member of the Committee has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except as set forth in Appendix A.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                  SCHEDULE 13D
CUSIP No. 45837P108                                          Page 11 of 11 Pages


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement with respect to his or her is true, complete and correct. Each of the undersigned hereby appoints David B. Lockton as his or her power of attorney and agent to file any and all amendments hereto.


Date:    December 7, 1998               By: /s/ David B. Lockton
                                            ------------------------------------
                                            David B. Lockton


Date:    December 7, 1998               By: /s/ Thomas T.M. Donaher
                                            ------------------------------------
                                            Thomas T.M. Donaher

Date:    December 7, 1998               By: /s/ Peter B. Fritzsche
                                            ------------------------------------
                                            Peter B. Fritzsche

Date:    December 7, 1998               By: /s/ N. Ann McArtor
                                            ------------------------------------
                                            N. Ann McArtor

Date:    December 7, 1998               By: /s/ Robert J. Regan
                                            ------------------------------------
                                            Robert J. Regan

Date:    December 7, 1998               By: /s/ Jerome Rubin
                                            ------------------------------------
                                            Jerome Rubin

                                                                      Appendix A


                           THE COMMITTEE TO REVITALIZE
                            INTERACTIVE NETWORK, INC.


                  Thomas T. M. Donaher            N. Ann McArtor
                  Peter B. Fritzsche              Robert J. Regan
                  David B. Lockton                Jerome Rubin


Dear Fellow Shareholders of Interactive Network:

         A Special Meeting of Shareholders of Interactive Network, Inc. ("IN" or the "Company") has been called by the holders of 3,812,766 shares, being more than 10% of the Common Stock of IN. The Special Meeting will be held pursuant to applicable California law including Section 305(c) of the California General Corporation Law which provides that holders of more than 5% of the Common Stock of IN may call a shareholders' meeting in the situation where a majority of the board of directors has not been elected by shareholders. Only David B. Lockton, one of the founders of IN and an inventor of several key IN patents, and a member of The Committee to Revitalize Interactive Network, Inc. (the "Committee"), is an IN director elected by you, the shareholders. The other incumbent members of the IN Board, appointed to the Board by the existing directors (including Mr. Lockton) without a shareholder vote, are not the directors IN and you need going forward.

         It is the opinion of the Committee that the Unelected Incumbents have not used sound business judgment in carrying out their duties as directors of your Company. We further believe that many of their actions and decisions since the settlement of the shareholder litigation against Tele-Communications, Incorporated ("TCI") have been shortsighted and potentially detrimental to the maximization of IN shareholder value. The Company has not elected directors at a meeting of shareholders since May, 1995. Now is the time for new IN leadership - and we are the right people!

         The following is what the Committee believes the Unelected Incumbents have accomplished over the past ten months on your behalf. These
"accomplishments," in the Committee's view, show that the Unelected Incumbents are not focused on maximizing shareholder value.

          1. A PALTRY $.10 SHARE SETTLEMENT AGAINST TCI. The settlement of the significant litigation claim against TCI and the other defendants, yielding less than $4 million after payment of all known IN liabilities, also allows TCI and the other defendants to convert its debt into an additional eight million shares of stock (20%) in your Company while requiring the voting rights to be personally held by the Unelected Incumbents. This settlement will yield IN shareholders less than a paltry $.10 per share and, in the Committee's view, was decidedly not in the best interest of IN shareholders. This view is based on the opinion of Mr. Lockton, who as the inventor of the key IN technology, and as the CEO of IN during the TCI litigation, is in the best position to assess the viability of the Company's claims against TCI. Mr. Lockton strongly opposed this settlement as a member of the IN Board.

         2. AN EXPENSIVE AND UNNECESSARY BANKRUPTCY. As part of the settlement of the TCI litigation, the Unelected Incumbents agreed to put your Company into Chapter 11 BANKRUPTCY, which the Committee believes was totally unwarranted given the fact that the total amount of cash in the Company after receipt of the settlement payment will exceed all of the liabilities. This unnecessary action will cost the IN shareholders at least an additional estimated $200,000-$300,000, plus the significant incremental interest on the unsecured debt and ongoing depreciation of the IN intellectual property during this time-consuming, unnecessary procedure. Mr. Lockton opposed this action as an IN board member.

         3. NO BOARD MINUTES. The Board has refused, despite repeated requests by Mr. Lockton, to keep any minutes of the Board meetings held over the past year. It was during this time that the Board maintains it approved the settlement of the TCI litigation and the filing of the IN bankruptcy, in both cases on terms the Committee believes are more beneficial to TCI than to IN shareholders. Section 7.3 of IN's by-laws provides that the minutes of all directors meetings must be kept in written form.

         4. NO REORGANIZATION PLAN. Since the announcement of the TCI settlement on March 2, 1998 and the filing of the bankruptcy on September 14, 1998, to the best of the Committee's knowledge there still is no reorganization or strategic plan developed by the Unelected Incumbents to increase your shareholder value through possible utilization of IN's technology and patents, nor for the use of the cash resources IN will have after exiting bankruptcy.

         5. NO RESPONSE TO FORMAL REVITALIZATION PROPOSAL. The Board requested a formal proposal from Mr. Lockton to revitalize the IN technological assets and received such a proposal on September 25, 1998. The proposal, in the Committee's view, offered the potential to increase several times the current market value of the assets (based on the Committee's opinion of the market value). The Unelected Incumbents refused to hold a board meeting to even discuss the proposal. As the proposal was time sensitive due to the need to quickly rehire former IN employees, the fast pace of change in interactive communications technology, the necessity to raise capital to support this proposal, and other factors, it has been withdrawn. The Committee has no present plans to reexamine Mr. Lockton's proposal at a later date.

          6. WASTEFUL USE OF CORPORATE FUNDS. The Unelected Incumbents have appointed two of their members to serve as IN officers. Bruce Bauer has been elected president of IN at a salary of $125,000 a year. Before this appointment Bauer ran a building maintenance/custodian business. John Bohrer was elected treasurer of IN at a salary of $50,000 a year. Mr. Bauer is a retired stock broker. These men are not qualified, in the Committee's view, by training, expertise or experience to administer IN as a publicly-held company in bankruptcy and which will rely heavily on the revitalization of its patented technology, if it can ever be revived.

         YOU NEED TO ACT NOW. The Unelected Incumbents do not, in the Committee's opinion, have the experience, knowledge or capabilities to manage IN to maximize shareholder value. The Committee believes that you will agree that a change in management is needed and that time is of the essence. We believe that you deserve a Board of Directors that has the relevant business experience and is also committed to a plan that will take full advantage of the opportunity remaining to revitalize IN. You deserve a Board that will strive hard to restore some of the value that was lost as the result of TCI's actions which resulted in the IN litigation against TCI and the other defendants. The Committee members have no current plans to set aside the settlement agreement or to change the present course of the bankruptcy proceeding involving IN. If elected as directors of IN, Committee members will review the various issues (including Mr. Lockton's claim as an unsecured creditor in the bankruptcy) and challenges which IN faces and take appropriate action in the best interests of the Company and its shareholders in light of their fiduciary duties as directors under California law. See "Election of Directors--Potential Conflicts of Interest" below for information on Mr. Lockton's compensation arrangements with the Company and questions concerning their payment.

         We urge you to carefully consider our views and the facts as we see them described in this letter and the accompanying Proxy Statements. Please help us, your fellow investors, to revitalize IN by voting in favor of our proposed slate of Directors. Please complete, sign and date the enclosed BLUE proxy card and return it today in the envelope provided.


                              AREN'T YOU CONCERNED?
                              ---------------------

         AREN'T YOU CONCERNED that the present IN management and Unelected Incumbents approved a settlement with TCI that was less than it should have been?

         It is the Committee's opinion that the actions of the Unelected Incumbents are more likely to benefit themselves than the interests of IN shareholders. Despite the vigorous opposition of then Chairman and CEO, David Lockton, the Unelected Incumbents, after three years of trial preparation, a court date set, a judge and a jury selected, voted to accept an out-of-court settlement of the litigation against TCI, worth less than $.10 per share to the IN shareholders. The settlement represented only a fraction of the lawsuit's potential value in excess of $400 million in damages and losses suffered by the IN shareholders, according to an expert witness prepared to testify in the TCI trial.

         AREN'T YOU CONCERNED that the Unelected Incumbents committed IN to a bankruptcy, at an estimated cost of $300,000 and for no apparent reason beneficial to the IN shareholders?

         The settlement of the TCI litigation not only gives TCI and its co-defendants eight million shares of IN stock (20%) but will yield an estimated maximum of $4 million in cash to the IN shareholders after all known expenses and liabilities, thereby negating any obvious reason for declaring bankruptcy. The only apparent reason for IN entering bankruptcy, in the Committee's opinion, was to mitigate any potential personal liability the directors might have as a result of their settlement of the litigation on unfavorable terms to IN.

         AREN'T YOU CONCERNED that the current management and Unelected Incumbents are not communicating directly with IN shareholders on their plans for the future of the Company or any other corporate matters?

         The current management of IN has refused Mr. Lockton's repeated requests to communicate with the shareholders since assuming control of IN, to express their reasons for accepting the settlement or for going into bankruptcy or to disclose the complete terms of the settlement, or to discuss their plans for the future of the Company. WHY NOT?

         The Committee intends to use its best efforts, if elected, to cause the Company to communicate with the shareholders relating to these matters and to otherwise come back into compliance with its disclosure obligations under the Securities Laws at the earliest practicable date.

         AREN'T YOU CONCERNED that the Unelected Incumbents won't allow Dave Lockton to inspect IN corporate files which under California law he has the "absolute right" to inspect?

         California General Corporation Law, Section 1602 states, ". . . Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind [of the Corporation] . . . " Despite repeated oral and written requests, the Unelected Incumbents, claiming confidentiality and lack of time, have refused to give Mr. Lockton, an IN director obligated under law to supervise the business of IN, necessary access to the relevant books and records!

         AREN'T YOU CONCERNED that eight months after the TCI settlement was announced, the present management and Unelected Incumbents, to the best of the Committee's knowledge, still have not developed or submitted a reorganization plan, detailed or otherwise, that would benefit the shareholders and maximize the potential that remains in the original IN patents and technology while refusing to consider a formal proposal from the founder of the Company which was presented at their request?

         The Committee believes that the future value of IN's intellectual property will be optimized by immediately selling, joint venturing, and/or licensing the technology to a qualified entity to generate the greatest economic value to the IN shareholders.

         AREN'T YOU CONCERNED that the current management and Unelected Incumbents do not have, in the Committee's opinion, the requisite business background and experience to develop, organize, and successfully implement a plan of action that will benefit all of us?

         In the Fall of 1995, the IN lawsuit against TCI AND THE OTHER DEFENDANTS was filed and IN's Board of Directors consisted of individuals who had extensive technological and business experience. They had assisted IN in forging alliances and guiding the Company to the threshold of a national launch of its innovative consumer technology. Because the IN lawsuit against TCI represented the most significant asset of the Company at that time, David Lockton as IN CEO recommended that, until the litigation was resolved, a board of directors made up of IN shareholders might better serve the shareholders' interests during the litigation. Three new shareholder/directors--Bruce Bauer, President of Unlimited Services (a Belmont, California building maintenance company); John Bohrer (a retired Dickerson & Co. stock broker living in Corpus Cristi, Texas); and Donald Graham, owner of an Omaha, Nebraska construction and asphalt paving company and Mr. Bohrer's client--were added to the Board by the then-existing directors, all of whom, with the exception of David Lockton, then retired from the Board. Subsequently, on March 6, 1998 Mr. Graham nominated his friend, William Green, who was elected to the Board. Up until the present time, the other Board members still have not been provided with Mr. Green's phone number, business background, business experience, or other relevant information and, to the Committee's knowledge, Mr. Graham is the only IN director who has ever met Mr. Green. Mr. Green has missed 80% of IN's Board meetings since his addition to the Board.

         In June 1998, four months after the TCI settlement was announced, Mr. Bauer nominated his stockbroker and friend, William Groeneveld, a principal in Program Trading, Inc. of Orlando, Florida, who was also subsequently added to the Board. It is the Committee's opinion that none of the current IN board, with the exception of Mr. Lockton, has had any experience as an officer, director or key employee of a company even remotely comparable to your Company in terms of technology, business, or marketplace potential.

         The Committee urges you to compare the business background and experience of the Unelected Incumbents with the experience of the Committee's nominated slate as follows:

         THOMAS T.M. DONAHER (57)--Mr. Donaher served as Vice President of Network Operations of IN from June 1991 to January 1994 when he became Senior Vice President of Network Operations (supervising the team that developed the custom software for the Company's competitive scoring system), and also served as Secretary of the Company from 1993 to 1995. He was responsible for the development and operations management of the Company's data distribution and collection network and its game production facilities. Prior to coming to IN, Mr. Donaher was Vice President of Applications Operations and Development of B.T. Tymnet, a $300 million company. Mr. Donaher currently is a founder of ATM Tix, an Internet start up. Mr. Donaher holds an A.A. degree from Pasadena City College.

         PETER B. FRITZSCHE (63)--Mr. Fritzsche was formerly Vice President of Business Development for the Quaker Oats Company from 1968-1976; Executive Vice President of CVC Capital and Evergreen Capital (venture capital firms) from 1976-1982; and is currently Chairman of EAC Industries, Inc., a holding company with interests in the printing industry. Mr. Fritzsche holds a B.S. from Yale (1957) and an MBA from the School of Management at Case Western Reserve University (1961).

         DAVID B. LOCKTON (61)--Dave Lockton founded Interactive Network in 1987 and is an inventor of four of the Company's seven major patents. Mr. Lockton served as Chief Executive Officer until his removal on June 15, 1998 and has been a director of the Company since its inception. Mr. Lockton was elected Chairman of the Board of Directors in January 1994. From 1980 until June 1985 he was employed as Chairman and Chief Executive Officer of Data Broadcasting, Inc. where he developed and marketed mobile and personal real-time digital receiving devices, including the QuoTrek and Signal products. Mr. Lockton received a B.A. degree from Yale University and a J.D. from the University of Virginia Law School.

         N. ANN MCARTOR (51)--Ann McArtor joined Interactive Network in March, 1993 from Viacom International, Inc. where she served as Regional Director of Marketing and Sales from 1990 until 1993. At IN, she served as Director of Member Services and then as Vice President of Member Marketing. Ms. McArtor oversaw the development and implementation of IN customer service operations and the contest and award administration programs. After leaving IN in July 1995, Ms. McArtor was a Senior Associate with Lexicon Branding, Inc. consulting on electronic commerce branding for Time Warner, Pac Bell and other clients. Ms. McArtor was Vice President of Marketing of Big Book, a direct Internet marketing firm from January 1998 until October 1998. Currently, Ms. McArtor is consulting to various Internet companies.

         ROBERT J. REGAN (43)--In 1993, Mr. Regan joined Interactive Network as a consultant and acting Director of Programming. Upon leaving in 1994, he continued his involvement in interactive television and assumed his current position with GTE Main Street as Senior Vice President of Programming and Content Development. GTE Main Street is the nation's first two-way cable network and largest commercially deployed interactive television channel. Mr. Regan was Executive Producer for NBC Productions, and until 1991, was Senior Vice President of Programming and Operations for Financial News Network (now CNBC). Mr. Regan has a Bachelor of Science in Media from Worcester State College in Worcester, MA, and a Master of Science in Broadcasting from Boston University.

         JEROME RUBIN (73)--Mr. Rubin is currently an Advisory Managing Director at Veronis, Suhler & Associates, New York. He was director of Interactive Network from 1988 to 1995. As the founder of Lexis-Nexis, Mr. Rubin in 1985 was the recipient of the Information Industry Association Hall of Fame Award for his pioneering achievements in electronic publishing. Mr. Rubin is the former Chairman of the Association of American Publishers, and the former head of the News in the Future Consortium at the MIT Media Lab. Mr. Rubin was a major contributor to IN's electronic information strategies, is also an expert in distant learning, an area in which IN will need to focus to leverage the value of its remaining assets.

                                WHAT CAN BE DONE
                                ----------------

         The Committee recognizes that it will require an extraordinary effort to successfully revitalize IN but the Committee's nominees are prepared to make the effort because of their ownership positions and their strong belief that with the proper guidance and counsel, they can achieve for the shareholders something far in excess of the current per share value of their ownership in the Company. The Committee has a long-range plan and mission to increase shareholder value through taking advantage of three separate opportunities available to the
Company:

         1. REVITALIZE THE INTELLECTUAL PROPERTY. One of Interactive Network's greatest assets, the Committee believes, is the pioneering real-time distributed processing software and encryption technology developed by a large staff of software engineers and technicians. This software library now needs to be repurposed for today's technology, including digital set-top boxes, lap-top computers, and broad-band cable modems. The former IN employees who helped create this technology now hold leadership engineering positions in a variety of Internet and electronic gaming companies. To create any significant value from the Company patents, those unique people who can repurpose this technology and software will need to be recruited back to join the Company, and significant resources and new capital will need to be obtained and employed. Accomplishing this task will be difficult, but the Committee believes the potential rewards will justify the effort.

         The Committee will pursue the maximum potential return from this intellectual property for IN shareholders and will consider various strategic options, including:

          a. License the software to an operating entity with the necessary assistance from key ex-Interactive Network personnel who uniquely have the ability to make the technology work;

          b. Sell or license the intellectual property to a privately-held company which would raise separate development capital and seek to attract a critical mass of the founding IN engineers;

          c. Recapitalize IN and offer significant equity incentives to the former IN engineers and technological managers necessary for the technology to be repurposed; or

          d. Sell the IN technology and patents outright to the highest cash bidder.

Of course, there can be no assurance that the Committee's strategies can or will be successful.

         Key to the success of any of these strategies will be quick and decisive action by the Committee's nominees as the new Board, as the key IN patent now has less than 57 months before expiration. Other important IN patents expire between 2009 and 2016. The Committee's nominees can draw upon their prior experience and first hand knowledge of the relative values of the engineering team, available funds, and the IN intellectual property to optimize the most significant opportunity for the IN shareholders.

         2. EXPLOIT THE EXISTING IN CORPORATE STRUCTURE. The Committee believes that Interactive Network has approximately 5,000 holders of shares, including APPROXIMATELY 800 record and 4200 beneficial owners, who have been loyal and long-suffering. After paying off the unsecured creditors, including Mr. Lockton, the Company should be left with approximately $3,500,000 in cash, no debt, and a $130,000,000 tax loss carry-forward. The Company will rely on the experience of various Committee members as well as outside expert advisers to determine the best strategy for optimizing the value of the corporate entity. This may include a possible merger of the Company with another suitable operating company, if this can be achieved without destroying the tax loss carry-forward.

         3. LIQUIDATE THE TANGIBLE HARDWARE ASSETS. As part of the TCI litigation settlement agreement, Interactive Network will regain title to approximately 40,000 interactive control units now held by TCI. While now obsolete for use in the home, these assets may have some value in the training, home education, market research or international segments. Key former employees would need to be recruited in order to liquidate the hardware inventory. Quick and decisive action will be necessary to obtain any value at all from these "tangible" assets.

                                      * * *

         We believe that we can achieve this plan and mission for the benefit of all IN shareholders. We need action NOW. In this rapidly growing and changing market, where windows of opportunity open and close in the blink of an eye, the Company needs a Board of Directors that can respond to the rapid changes using sound business judgment and take decisive action on your behalf.

         THE COMMITTEE IS COMMITTED. The members have a substantial investment in the Company reflecting our commitment to promote the future of IN and to protect the shareholders' investment in the Company.

         NO MATTER HOW MANY SHARES YOU OWN, YOUR VOTE IS IMPORTANT. WE URGE YOU TO REGISTER YOUR SUPPORT OF OUR PLAN TO CHANGE IN'S MANAGEMENT BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD TODAY. YOU MAY VOTE IN FAVOR OF THE COMMITTEE'S NOMINEES AND OTHER PROPOSALS WHETHER OR NOT YOU HAVE PREVIOUSLY RETURNED A PROXY CARD.

                            NOTICE OF SPECIAL MEETING
                                       OF
                    SHAREHOLDERS OF INTERACTIVE NETWORK, INC.


         Notice is hereby given that a Special Meeting of shareholders of Interactive Network, Inc. has been duly called to be held at the offices of the Company at 1161 Old Country Road, Belmont, California, on the 30th day of December, 1998 at 10 a.m. Local Time for the following purposes:

          1.   To elect a board of directors.

          2. To amend the By-laws of the Company to eliminate cumulative voting in the election of directors.

          3. To adjourn the Special Meeting to a later date to solicit additional proxies if such action becomes necessary or appropriate.

          4. To transact such other business as may properly come before the Special Meeting.

Only shareholders of record at the close of business on December 4, 1998 are entitled to notice of, and to vote at, the Special Meeting and at any and all adjournments thereof.

                                       THE COMMITTEE TO REVITALIZE
                                       INTERACTIVE NETWORK


December 7, 1998

              THE COMMITTEE TO REVITALIZE INTERACTIVE NETWORK, INC.
                                9 MIRAMONTE ROAD
                         CARMEL VALLEY, CALIFORNIA 93942


                  Thomas T.M. Donaher             N. Ann McArtor
                  Peter B. Fritzsche              Robert J. Regan
                  David B. Lockton                Jerome Rubin


                                 PROXY STATEMENT

                         SPECIAL MEETING OF SHAREHOLDERS

         These proxy materials are furnished in connection with the solicitation of proxies by The Committee to Revitalize Interactive Network, Inc. ("Committee") for the Special Meeting of Shareholders of Interactive Network, Inc. ("IN" or "Company") to be held at 10:00 a.m. Local Time, on December 30, 1998, at the offices of the Company at 1161 Old Country Road, Belmont, California. The Committee's proxy materials regarding the Special Meeting are being mailed or delivered to shareholders on or about December 7, 1998.

         The shareholders of the Company last elected directors at its 1995 annual meeting on May 18, 1995, over 42 months ago. Several shareholders of the Company, including David Lockton, a member of the Committee, and in accordance with California law (the state in which IN is incorporated), have demanded the Special Meeting to elect a new board of directors to serve the Company and to amend the Company's By-laws to eliminate cumulative voting in the election of directors. The California General Corporation Law, Section 305(c)(1), allows holders of more than 5% of IN shares to demand a Special Meeting when a majority of the Company's Board has not been elected by the shareholders. Section 601(d) of the California General Corporation Law allows holders of more than 10% of IN shares to call a Special Meeting.

              THE COMMITTEE TO REVITALIZE INTERACTIVE NETWORK, INC.

          Mr. Lockton and several other members of the Committee had discussions beginning in the fall of 1998 about what could be done to revitalize the Company. Prior to those discussions, several members of the Committee had also counseled Mr. Lockton on his personal efforts to revitalize the Company. Members of the Committee firmly committed after they had the opportunity to approve the final draft preliminary proxy materials. Therefore, the Committee was formed on November 16, 1998, to solicit proxies in connection with the Special Meeting. The members of the Committee formed the Committee because of dissatisfaction with the actions of the current board, the Committee's negative views as to the prospects of the Company under the existing Board's leadership, and a desire to change the management of the Company to better serve the interests of IN shareholders. The members of the committee are Thomas T.M. Donaher, Peter B. Fritzsche, David B. Lockton, N. Ann McArtor, Robert J. Regan and Jerome Rubin. The Committee, as a group, beneficially owns 3,039,000 shares of Common Stock of the Company, which includes vested options for 2,253,000 shares of Common Stock, representing 9.2% of the Company's outstanding shares of Common Stock. Members of the Committee will be entitled to vote 786,000 (2.5%) of the outstanding shares entitled to vote at the Special Meeting (i.e. exclusive of options). If the Committee's nominees are elected at the Special Meeting, they intend to review the Company's present operations and as promptly as feasible implement a plan designed to increase the shareholder value of IN, including consideration of the following strategies:

         The Committee slate for Board of Directors believes that the future value of IN's intellectual property will be optimized by selling, joint venturing, licensing and spinning off such technology to generate the greatest economic value to the IN shareholders. This would allow IN's basic technology and patents to migrate to the digital set-top box, PCS and the Internet, while applying IN's existing test market experience and success in developing the broadest market segments for the product. The Committee's plan includes the need to identify and, if possible, recruit talented engineers and managers to provide the technological leadership as well as to establish alliances with major TV, cable and television partners. The Committee's plan also includes the need to attract substantial investment from a variety of sources either directly in the Company or indirectly through subsidiaries, joint venture partners or licensees. The Committee recognizes that all these strategic initiatives require substantial financial, personnel and other resources which the Committee does not presently have. Nevertheless the Committee is dedicated to the task of developing and gathering these resources.

         If the Committee's nominees are elected, the Company may, as appropriate, hire or engage for compensation one or more members of the Committee or their affiliates, although the Committee has no specific plans with respect to employment of any such persons. Of course, there can be no assurance that the Committee's goals and intentions can or will be achieved.

                         VOTING RIGHTS AND SOLICITATION

         If you are a Shareholder of record of IN Common Stock at the close of business on December 4, 1998 (the "Record Date"), you are entitled to vote your shares at the Special Meeting. Each share entitles you to one vote on each matter to come before the Shareholders, except as described below under "Election of Directors." As of December 4, 1998, based upon the last shareholder list available to the Committee, there were 30,840,441 shares of IN Common Stock outstanding and entitled to vote.

          At the Special Meeting the presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at the Special Meeting. Failure of a quorum to be present at the Special Meeting, or failure of a matter or proposal to obtain a necessary vote, may result in an adjournment. Under the Company's Bylaws an adjournment of a shareholder meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting, though less than a quorum.

         The cost of soliciting proxies, consisting of the printing, handling, and mailing of the proxy and related materials, and the actual expenses incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy material to the beneficial owners of IN Common Stock will be borne by the Committee in a to-be-determined manner. Members of the Committee and other representatives who may also solicit proxies by telephone, telefax, telegraph or in person will receive no compensation for their solicitation services. It is estimated that the Committee will spend up to $125,000 in connection with the solicitation of proxies from Shareholders. As of the date of this Proxy Statement, the Committee has incurred expenses of approximately $75,000. If the Committee's nominees are elected, the Committee intends to seek reimbursement from the Company for its expenses in connection with the solicitation, without submitting the issue of reimbursement to a vote of Shareholders. Due to the fact that the Company has filed for bankruptcy under Chapter 11 of the Federal Bankruptcy Law, the approval of the Bankruptcy Court may be necessary for such reimbursement to be made.

         Any person giving a proxy for the Special Meeting has the power to revoke it at any time before its exercise. A proxy given to the Committee may be revoked by (i) filing with the Committee, c/o David B. Lockton at 9 Miramonte Road, Carmel Valley, California 93942, a written notice of revocation; (ii) delivering to a person other than a proxy holder for the Committee a proxy that is duly executed with a later date; or (iii) attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself constitute such a revocation.

                              ELECTION OF DIRECTORS

         Each Director to be elected at this Special Meeting will hold office until the next annual meeting and until his successor is elected and qualified, or until his/her earlier death, resignation or removal. Unless otherwise instructed, the proxy holder will vote the proxies received by him for the nominees named below. The Company's By-laws provide that the six candidates receiving the highest number of affirmative votes of the shares entitled to vote at the Special Meeting will be elected Directors of the Company to serve until the next annual meeting and until their successors are elected and qualified. Therefore, votes against and withheld, broker non-votes and abstentions will have no legal effect on the election of directors. Currently, the Company has six directors serving on its Board. The Company's By-laws provide for ten (10) directors. The Committee believes that the Board of Directors of the Company has amended its By-laws to permit a Board with six directors by operating with only six directors. The Committee has nominated six candidates to replace the current six directors.

          Under California law and the Company's current By-laws, if the candidates names have been placed in nomination prior to commencement of voting and a shareholder has given notice prior to commencement of the voting of the shareholder's interest to cumulate votes, shareholders may cumulate votes for candidates placed in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute such votes on the same principle among any or all of the candidates, as the shareholder thinks fit. Otherwise, each shareholder is entitled to one vote for each nominee for each share held of record on the Record Date.

         The Committee does not presently intend to seek to cumulate votes under the Company's current By-laws. However, if proper notice of a shareholder's interest to cumulate votes is received and if shareholders may properly cumulate votes under the Company's current By-laws, the Committee's proxy holders will cumulate votes and vote the proxies received by them in a manner so as to elect the largest number of the nominees listed in the table below. The Committee currently does not know which of the nominees it intends to elect if shareholders may cumulate votes. The Committee will use its discretion, and the Committee's proxies are being given such discretion, as to any such matter.

NOMINEES

         The following table sets forth the Committee's nominees for election as Directors and their beneficial ownership of shares of Common Stock of the Company as of the Record Date. For this purpose, beneficial ownership includes the right to vote or dispose of the shares, either individually or in conjunction with others. Members of the Committee will be entitled to vote 786,000 (2.5%) of the outstanding shares entitled to vote at the Special Meeting.

                                                                         Percent
                                              Number of Shares          of Class
Nominee                          Age         Beneficially Owned         (approx.)
-------                          ---         ------------------         ---------

Thomas T.M. Donaher               57                10,000                 ***
2504 Neville Avenue
San Jose, CA  95130

Peter B. Fritzsche                63                10,000                 ***
625 West Madison Street
Apt. 4-3004
Chicago, IL  60661

David B. Lockton                  61             2,759,000*                8.4%
405 El Camino Real #423
Menlo Park, CA  94025

N. Ann McArtor                    51                10,000                 ***
2613 Isabelle Avenue
San Mateo, CA  94403

Robert J. Regan                   43                10,000                 ***
4341-C Freedom Drive
Calabasas, CA  91302

Jerome Rubin                      73               240,000**                .8%
606 Indian Field Road
Greenwich, CT  06830

         TOTAL                                   3,039,000                 9.2%

----------
*Includes vested options of 2,103,000 exercisable at $.09 per share **Includes vested options of 150,000 exercisable at $0.9 per share ***Less than .1%

COMPENSATION

         During the last three years, Mr. Lockton has received no compensation as the CEO of IN or as a director. See the discussion below covering his employment and related arrangements with IN.

BUSINESS EXPERIENCE OF NOMINEES

         See the description of the background and business experience of the Committee's nominees set forth on page 5 hereof.

POTENTIAL CONFLICTS OF INTEREST

         The following information was provided in the Company's 1995 proxy statement. The Company entered into an employment agreement in January 1991 with David B. Lockton, the Chairman of the Board, President and Chief Executive Officer, which provided for a base salary and a bonus that is determined on the basis of a percentage of the Company's pre-tax earnings. The employment agreement was amended effective in October, 1994 to increase to $250,000 the base compensation payable to Mr. Lockton during the time he served as Chief Executive Officer. Mr. Lockton was also granted an option to purchase 425,000 shares of Common Stock at an exercise price of $4.625 per share, which option vested in four equal annual installments commencing in October 1995. The grant of the additional options and the increase in his base compensation were in response to the increased duties and responsibilities of Mr. Lockton when he re-assumed the position of President and the disparity between his previous base salary of $144,000, the fourth highest salary of the executive officers in the Company at that time. In May 1994, Mr. Lockton agreed to amend the payment terms of a promissory note in the principal amount of $2,000,000 issued by the Company to Mr. Lockton in December 1986 to make the payments tax deductible to the Company. The debt and equity financing obtained by the Company in September 1994 satisfied the financing goals and payments under the New Deferred Compensation Agreement were to commence under the revised payment terms. In view of the Company's then cash needs, the Company and Mr. Lockton agreed to cancel the promissory note and enter into a Deferred Compensation and Non-Competition Agreement under which the Company made a cash payment of $150,000 to Mr. Lockton and agreed to make a cash payment of $55,000 on January 1, 1996 and $62,500 on each January 1, April 1, July 1 and October 1 thereafter through October 1, 2002, provided that the Company's unrestricted cash was sufficient to satisfy the Company's requirements following the 90-day period. In consideration of and as a condition to such payments, Mr. Lockton agreed that during the period ending on December 31, 2002 he will not engage in or become associated with any person or entity engaged in any activity in the United States or Canada that is competitive with the business of the Company. Concurrently with the execution of the Deferred Compensation and Non-Competition Agreement, the promissory note described above was canceled.

         In October of 1995, the then shareholder-elected Board modified Mr. Lockton's employment agreement wherein he agreed to accrue his $250,000 salary, plus interest over the next three years to be paid from litigation proceeds, if any. In return, he was granted an additional stock option to purchase 600,000 shares of stock annually over the next 3 years, vesting at 50,000 shares per month at an option price of 10 cents per share. On November 3, 1995, the Board of Directors ratified this modification of the employment agreement and stock option. On October 27, 1995, the Board reduced the exercise price of the options to 9 cents per share.

         Mr. Lockton claims that under the terms of the Deferred Compensation Agreement, replacing the $2,000,000 note, the transfer of the intellectual property to TCI and the secured creditors was an event of acceleration under the terms of the Agreement. Mr. Lockton's deferred salary and the accelerated deferred compensation, plus other contractual agreements, and the reimbursement of expenses total approximately $3.7 million, including interest and penalties.

         The Company acknowledged in its bankruptcy filing Mr. Lockton's claims for salary and deferred compensation against the Company as contingent, unliquidated and disputed. These claims make Mr. Lockton the largest unsecured creditor identified in the Company's bankruptcy filings. In addition, the Company has asserted that any amount of compensation due is subject to set-off for alleged breach of fiduciary duties by Mr. Lockton. Also, the Company disputes several of Mr. Lockton's claims with respect to the options granted to him referred to above. Mr. Lockton denies any such allegations and intends to contest any such allegations in bankruptcy court.

         It is the Committee's intention, if elected to the Board of Directors, to review the situation described above with counsel and to take action with respect to Mr. Lockton's claims against the Company that are in the best interests of the shareholders of IN in light of the directors' fiduciary duties under applicable law. Mr. Lockton intends to abstain on any such Board consideration. Any creditor of the Company and potentially other persons may have standing to object to any action by the Company in this regard in the bankruptcy court or in other forums.

REASONS FOR THE SOLICITATION

         The Committee believes that the Board of Directors of IN, as presently constituted, does not adequately represent the interests and concerns of Shareholders in the challenge to create value from the Company's now moribund intellectual property. The Committee believes that the election of its six nominees to the Board would provide the Company a new management approach more committed to serving Shareholder interests and addressing Shareholder concerns.

          It is the Committee's view that the challenge facing the Company can better be met by individuals who understand how the Company's patents, structure, and technology can best be exploited in the current environment. It is the Committee's view that none of the Unelected Incumbents have any experience as an officer or director in technology, intellectual property, or services addressed and utilized by IN. The Committee also believes it is important for the board to include directors who have, or represent, a significant ownership stake in the performance of IN. The Committee owns 3,047,986 shares which includes options for 2,253,000 shares exercisable at $0.9 per share of IN Common Stock. Mr. Lockton, who owns 656,000 shares of record is the largest individual Shareholder of record in the Company.

                           COMMITTEE'S BYLAW PROPOSAL

         Section 2.8 of Company's Bylaws, in relevant part, states the following with respect to the election of Directors:

         At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholders' shares) unless the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates placed in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit.

The Committee proposes that shareholders approve an amendment to the Bylaws to eliminate the language above, to become effective if and when the Company becomes a listed corporation within the meaning of Section 301.5 of the California General Corporation Law. The Committee believes that this Bylaw, by allowing for cumulative voting for directors, provides for the possibility of a segmented board of directors, which could lead to continuing divisiveness and discord on the board, and is not in the best interests of IN shareholders.

         The Committee intends to present and vote on the Bylaw proposal at the Special Meeting. As soon as practicable thereafter, if elected, the Committee's nominees will vote as directors to adopt the By-law amendment, which will become effective when the Company becomes a listed corporation. Currently the Committee intends to take such steps necessary to re-list the Company as qualified for trading as a "national market system security" on the National Association of Securities Dealer Automatic Quotation System ("NASDAQ"). There are a number of qualifications for this status which IN and its Common Stock currently do not meet. No representation is given by the Committee that these qualifications can be met.

         Pursuant to the Company's Bylaws, any amendment to the Bylaws must be approved by holders of a majority of the outstanding Common Stock entitled to vote thereon. Therefore, broker non-votes and abstentions will have the effect of a vote against the Committee's By-law proposal.

                    PROPOSALS TO ADJOURN THE SPECIAL MEETING

         The Committee may seek an adjournment of the Special Meeting to a later date in order to solicit additional proxies if there is insufficient number of shares present in person or by proxy to constitute a quorum for the purposes of transacting business at the Special Meeting or, if the Committee does not have a sufficient number of proxies to adopt the Committee's By-law proposal, or for any other lawful purpose. The Committee is asking for shareholder approval to adjourn the

Special Meeting to a later date to solicit additional proxies if such action becomes necessary or appropriate. Under the Company's By-laws, adjournment of the Special Meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Special Meeting, though less than a quorum.

                                OTHER INFORMATION

         Certain information regarding the Company has been omitted from the proxy statement. Such information relates to the Company and management in general and in particular the ownership of Common Stock by beneficial owners of more than 5% of the Common Stock. Such information is not reasonably within the power of the Committee to ascertain or procure primarily because the Company has not filed with the Securities and Exchange Commission (the "SEC") since 1995 an annual report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 on Form 10-K nor a proxy statement. The Committee is therefore unable to provide any reliable information about such matters. The Committee will supplement this Proxy Statement to provide any such information to shareholders should it obtain any reliable information or should the Company file any relevant information with the SEC.

                                 OTHER BUSINESS

         Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Special Meeting. If any other matters requiring a vote of the Shareholders arise, the enclosed proxy card gives discretionary voting authority to the persons specified therein regarding any other business that may properly come before the Special Meeting.

                                       Respectfully,

                                       THE COMMITTEE TO REVITALIZE
                                       INTERACTIVE NETWORK, INC.

                                 BLUE PROXY CARD
        PROXY SOLICITED ON BEHALF OF COMMITTEE TO REVITALIZE INTERACTIVE
                           NETWORK, INC. ("COMMITTEE")
                FOR USE AT THE SPECIAL MEETING OF STOCKHOLDERS OF
                            INTERACTIVE NETWORK, INC.
                         TO BE HELD ON DECEMBER 30, 1998


         The undersigned stockholder of Interactive Network, Inc. (the "Company") hereby appoints David B. Lockton and Peter B. Fritzsche, and each of them acting alone, as lawful attorneys and proxies with several power of substitution, for and in the name of the undersigned to represent, and vote, as designated hereon, all shares of the Common Stock of the Company which the undersigned is entitled to vote at the Special Meeting of the Stockholders of the Company to be held on December 30, 1998, 10:00 a.m., local time, or at any adjournment, postponement or rescheduling thereof (collectively, the "Special Meeting").

           THE COMMITTEE RECOMMENDS A VOTE FOR THE FOLLOWING NOMINEES

1. ELECTION OF DIRECTORS:


 [ ]  FOR all nominees listed to the right (except as      Thomas T.M. Donaher         Nancy Ann McArtor
      marked to the contrary below)                        Peter B. Fritzsche          Robert J. Regan
                                                           David B. Lockton            Jerome Rubin
 [ ]  WITHHOLD AUTHORITY to vote for all
      nominees listed to the right

     INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE,
             PRINT THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.

--------------------------------------------------------------------------------

           THE COMMITTEE RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSALS
                                           ---

2. BYLAW PROPOSAL OF COMMITTEE: To approve an amendment to the Company's Bylaws to eliminate cumulative voting in the election of directors.

         [ ]   FOR                   [ ]    AGAINST               [ ]   ABSTAIN

3. ADJOURNMENT: To adjourn the Special Meeting to a later date to solicit additional proxies if such action becomes necessary or appropriate.

         [ ]   FOR                   [ ]    AGAINST               [ ]   ABSTAIN

4. DISCRETIONARY AUTHORITY:

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF EACH OF THE NOMINEES, "FOR" PROPOSAL 2 AND 3 AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO OTHER MATTERS. THIS PROXY REVOKES ALL PRIOR PROXIES.


                                        IF STOCK IS JOINTLY HELD, EACH JOINT
                                        OWNER SHOULD SIGN, WHEN SIGNING AS
                                        ATTORNEY-IN-FACT, EXECUTOR,
                                        ADMINISTRATOR, TRUSTEE, GUARDIAN,
                                        CORPORATE OFFICER OR PARTNER, PLEASE
                                        GIVE FULL TITLE OR CAPACITY. PLEASE SIGN
                                        THIS PROXY EXACTLY AS YOUR NAME APPEARS
                                        HEREIN.

                                        Signature(s):___________________________

                                        Printed Name:___________________________

                                        Title:__________________________________

                                        Dated:__________________________________




                                        PLEASE SIGN, DATE AND MAIL YOUR PROXY
                                        TODAY.